Exhibit 99.1

 Opening doors to the future*

Press Release

DENVER, CO – October 25, 2016

Contact: Chris Van Ens
Phone: 720.348.7762

UDR ANNOUNCES THIRD QUARTER 2016 RESULTS AND UPDATES FULL-YEAR GUIDANCE

UDR (the "Company") Third Quarter 2016 Highlights:

- Net income per share was $0.10, Funds from Operations ("FFO") per share was $0.46, FFO as Adjusted per share was $0.45, and Adjusted Funds from Operations ("AFFO") per share was $0.41.
- Net income attributable to common stockholders was $26.0 million as compared to $12.4 million in the prior year period. The year-over-year increase was primarily due to higher gains on the sale of real estate.
- Year-over-year same-store ("SS") revenue, expense and net operating income ("NOI") growth for the quarter were 5.3 percent, 2.5 percent and 6.4 percent, respectively.
- Simplified the Company's joint venture relationship with MetLife through a variety of strategic transactions consummated during and subsequent to the quarter.
- During and subsequent to the quarter, placed $284.6 million of apartment communities located in Baltimore, MD and Dallas, TX under contract for disposition with an anticipated closing in the fourth quarter.
- Issued $300 million of 10-year unsecured debt at 2.95 percent. Proceeds were used to prepay high-cost 2017 debt, reduce the outstanding balance on the Company's revolver and for general corporate purposes.
- Updated full-year 2016 earnings growth guidance:
  - Increased net income per share guidance to $0.28 to $0.32 from $0.23 to $0.27; and
  - Tightened and increased FFO, FFO as Adjusted and AFFO per share guidance to $1.77 to $1.80 from $1.76 to $1.80, $1.78 to $1.80 from $1.77 to $1.80 and $1.62 to $1.64 from $1.61 to $1.64, respectively.

	Q3 2016	Q3 2015	YTD 2016	YTD 2015
Net income per common share, diluted	**$0.10**	**$0.05**	**$0.20**	**$0.66**
Conversion from GAAP share count	(0.009)	(0.006)	(0.019)	(0.029)
Net gain on the sale of depreciable real estate owned	(0.039)	-	(0.068)	(0.507)
Depreciation and amortization	0.398	0.366	1.192	1.098
Noncontrolling interests and preferred dividends	0.012	0.005	0.028	0.032
FFO per common share and unit, diluted	**$0.46**	**$0.42**	**$1.33**	**$1.25**
Acquisition-related costs/(fees), including JVs	0.000	0.002	0.000	0.008
Cost/(benefit) associated with debt extinguishment, other	0.006	-	0.006	-
Texas Joint Venture promote and disposition fee income	-	-	-	(0.035)
Long-term incentive plan transition costs	0.001	0.003	0.002	0.010
Net gain on the sale of non-depreciable real estate owned	-	-	(0.006)	-
Legal claims, net of tax	(0.002)	-	(0.002)	-
Net loss on sale of unconsolidated land	0.003	-	0.003	-
Casualty-related (recoveries)/charges, including JVs, net	(0.015)	0.003	(0.006)	0.010
FFO as Adjusted per common share and unit, diluted	**$0.45**	**$0.42**	**$1.33**	**$1.24**
Recurring capital expenditures	(0.045)	(0.050)	(0.106)	(0.114)
AFFO per common share and unit, diluted	**$0.41**	**$0.37**	**$1.22**	**$1.13**

A reconciliation of FFO, FFO as Adjusted and AFFO to GAAP Net income attributable to common stockholders can be found on Attachment 2 of the Company's third quarter Supplemental Financial Information.

Operations

Total revenue increased by $21.8 million or 10 percent, to $243.3 million for the third quarter and $59.8 million or 9 percent, to $716.9 million on a year-to-date basis. This increase was primarily due to growth in revenue from stabilized, non-mature communities and same-store communities.

Same-store NOI increased 6.4 percent year-over-year in the third quarter of 2016 and was driven by same-store revenue growth of 5.3 percent against a 2.5 percent increase in same-store expenses. Same-store physical occupancy was 96.8 percent as compared to 96.7 percent in the prior year period. The third quarter annualized rate of turnover was 64.8 percent representing a 10 basis point increase year-over-year.

Summary of Same-Store Results Third Quarter 2016 versus Third Quarter 2015

Region	Revenue Growth	Expense Growth/ (Decline)	NOI Growth	% of Same-Store Portfolio[1]	Same-Store Occupancy[2]	Number of Same-Store Homes[3]
West	6.6%	1.6%	8.2%	43.8%	96.4%	11,460
Mid-Atlantic	2.2%	(1.9)%	4.3%	18.7%	96.8%	6,902
Northeast	4.2%	4.5%	4.1%	17.7%	97.0%	3,124
Southeast	7.1%	6.2%	7.5%	14.3%	97.2%	7,683
Southwest	5.5%	7.1%	4.5%	5.5%	97.1%	3,303
Total	**5.3%**	**2.5%**	**6.4%**	**100.0%**	**96.8%**	**32,472**

[1] Based on Q3 2016 NOI.
[2] Weighted average same-store occupancy for the quarter.
[3] During the third quarter, 32,472 apartment homes, or approximately 80 percent of 40,728 total consolidated apartment homes (versus 51,129 apartment homes inclusive of joint ventures, preferred equity investments and development pipeline homes upon completion), were classified as same-store. The Company defines QTD SS Communities as those communities stabilized for five full consecutive quarters. These communities were owned and had stabilized occupancy and operating expenses as of the beginning of the quarter in the prior year, were not in process of any substantial redevelopment activities, and not held for disposition.

Sequential same-store NOI increased by 1.2 percent in the third quarter of 2016 on same-store revenue growth of 1.5 percent and same-store expense growth of 2.1 percent.

Year-to-date, for the nine months ended September 30, 2016, the Company's same-store revenue increased 5.9 percent and same-store expenses increased 3.5 percent, resulting in a same-store NOI increase of 6.9 percent. Same-store physical occupancy was 96.6 percent as compared to 96.7 percent in the prior year period.

Summary of Same-Store Results YTD 2016 versus YTD 2015

Region	Revenue Growth	Expense Growth/ (Decline)	NOI Growth	% of Same-Store Portfolio[1]	Same-Store Occupancy[2]	Number of Same-Store Homes[3]
West	7.9%	5.9%	8.6%	42.9%	96.2%	11,298
Mid-Atlantic	2.1%	(1.0)%	3.5%	19.0%	96.8%	6,902
Northeast	5.0%	4.1%	5.4%	18.0%	96.9%	3,124
Southeast	7.2%	2.7%	9.4%	14.6%	96.9%	7,683
Southwest	5.4%	6.3%	4.9%	5.5%	96.9%	3,303
Total	**5.9%**	**3.5%**	**6.9%**	**100.0%**	**96.6%**	**32,310**

(1) Based on YTD 2016 NOI.
(2) Average same-store occupancy for YTD 2016.
(3) During the nine months, 32,310 apartment homes, or approximately 79 percent of 40,728 total consolidated apartment homes (versus 51,129 apartment homes inclusive of joint ventures, preferred equity investments and development pipeline homes upon completion), were classified as same-store. The Company defines YTD SS Communities as those communities stabilized for two full consecutive calendar years. These communities were owned and had stabilized occupancy and operating expenses as of the beginning of the prior year, were not in process of any substantial redevelopment activities, and not held for disposition.

Development and Redevelopment Activity

At the end of the third quarter, the Company's pro-rata share of its development pipeline totaled $1.1 billion. The $1.1 billion consisted of a $163 million completed, non-stabilized development project and $937 million of under-construction developments. The $937 million of under-construction development projects are scheduled to be delivered over the next three years, with $54 million in 2016, $112 million in 2017, $405 million in 2018 and the balance in 2019. The development pipeline is currently expected to produce a weighted average spread between estimated stabilized development yields and current market cap rates in excess of the upper end of the Company's 150 to 200 basis point targeted range.

In addition, the Company had preferred equity and participating loan investments for which its pro rata share totaled $364 million. 100 percent of the Company's equity commitments in these projects has been funded. The $364 million consisted of $133 million of completed, stabilized developments, $114 million of completed, non-stabilized developments and $117 million of under-construction developments. Of the $117 million in development projects left to complete, $61 million is expected to be completed in 2016 with the balance in 2017.

Transactional Activity

As previously disclosed during the quarter, the Company placed seven communities, containing 1,402 homes, in Baltimore, MD under contract for disposition for approximately $236 million or $168,000 per home. The seven communities had an average monthly revenue per occupied home of $1,331 and were 31 years old on average. The sales are expected to close in the fourth quarter.

Subsequent to quarter end, the Company placed Highlands of Preston, a 380 home community located in Dallas, TX under contract for disposition for $48.6 million or $128,000 per home and is expected to close in the fourth quarter. The community had an average monthly revenue per occupied home of $1,148, was 31 years old and had undergone redevelopment in 2008.

Joint Venture Activity

The Company continued to simplify its joint venture with MetLife during and subsequent to the third quarter via a series of strategic transactions.

During the quarter, the Company completed a swap of developable land with MetLife, resulting in the Company acquiring MetLife's remaining 95 percent interest in a land site in Dublin, CA in exchange for the Company's 5 percent weighted average ownership interest in two land sites located in Bellevue, WA and Los Angeles, CA.

Additionally during the quarter, the UDR/MetLife Joint Venture disposed of Cirque, a 252 home, high-rise community located in Dallas, TX to an unrelated third party for $74.7 million, of which the Company's share was $37.4 million. The community had an average monthly revenue per occupied home of $2,575 and was 8 years old.

Subsequent to quarter end, the Company acquired MetLife's 50 percent interest in Ten20 and Ashton Bellevue, two adjacent UDR/MetLife Joint Venture communities located in Bellevue, WA. The Company acquired MetLife's interest for $68.4 million plus the assumption of $37.9 million of debt. These communities had a weighted average monthly revenue per occupied home of $3,322 and were 7 years old.

After accounting for joint venture refinancings, these transactions were approximately $14 million net cash positive to the Company and served to reduce the size of the UDR/MetLife Joint Venture by approximately 10% or $355 million.

Capital Markets

As previously disclosed during the quarter, the Company issued $300 million of 10-year unsecured debt at 2.95 percent. Proceeds were used to prepay approximately $158 million of 5.61% debt originally maturing in 2017, reduce the outstanding balance on the Company's revolver and for general corporate purposes.

Balance Sheet

At September 30, 2016, the Company had $931 million in availability through a combination of cash and undrawn capacity on its credit facilities.

The Company's total indebtedness at September 30, 2016 was $3.5 billion. The Company ended the quarter with fixed-rate debt representing 81.5 percent of its total debt, a total blended interest rate of 3.66 percent and a weighted average maturity of 5.3 years. The Company's leverage was 33.5 percent versus 36.7 percent a year ago, net debt-to-EBITDA was 5.3x versus 6.0x a year ago and fixed charge coverage was 4.70x versus 4.22x a year ago.

Dividend

As previously announced, the Company's Board of Directors declared a regular quarterly dividend on its common stock for the third quarter of 2016 in the amount of $0.295 per share. The dividend will be paid in cash on October 31, 2016 to UDR common stock shareholders of record as of October 11, 2016. The third quarter 2016 dividend will represent the 176th consecutive quarterly dividend paid by the Company on its common stock.

On an annualized declared basis, the Company's $1.18 per share 2016 dividend represents a 6 percent increase versus 2015.

Outlook
For the fourth quarter of 2016, the Company has established the following earnings guidance ranges:

Net income per share	$0.08 to $0.12
FFO per share	$0.44 to $0.46
FFO as Adjusted per share	$0.45 to $0.47
AFFO per share	$0.39 to $0.41

For the full-year 2016, the Company has updated its previously provided earnings guidance ranges:

	Revised	**Prior Guidance**
Net income per share	$0.28 to $0.32	$0.23 to $0.27
FFO per share	$1.77 to $1.80	$1.76 to $1.80
FFO as Adjusted per share	$1.78 to $1.80	$1.77 to $1.80
AFFO per share	$1.62 to $1.64	$1.61 to $1.64

For the full-year 2016, the Company has reaffirmed its previously provided same-store growth guidance ranges:

Revenue	5.50% to 6.00%
Expense	3.00% to 3.50%
Net operating income	6.50% to 7.00%

Additional assumptions for the Company's fourth quarter and full-year 2016 guidance can be found on Attachment 15 of the Company's third quarter Supplemental Financial Information. A reconciliation of FFO per share, FFO as Adjusted per share and AFFO per share to GAAP Net income per share can be found on Attachment 16(D) of the Company's third quarter Supplemental Financial Information. Non-GAAP financial measures and other terms, as used in this earnings release, are defined and further explained on Attachments 16(A) through 16(D), "Definitions and Reconciliations," of the Company's third quarter Supplemental Financial Information.

Supplemental Information

The Company offers Supplemental Financial Information that provides details on the financial position and operating results of the Company which is available on the Company's website at ir.udr.com.

Conference Call and Webcast Information

UDR will host a webcast and conference call at 1:00 p.m. Eastern Time on October 26, 2016 to discuss third quarter results. The webcast will be available on UDR's website at ir.udr.com. To listen to a live broadcast, access the site at least 15 minutes prior to the scheduled start time in order to register, download and install any necessary audio software.

To participate in the teleconference dial 800-344-6491 for domestic and 785-830-7988 for international and provide the following conference ID number: 7125719.

A replay of the conference call will be available through November 25, 2016, by dialing 888-203-1112 for domestic and 719-457-0820 for international and entering the confirmation number, 7125719, when prompted for the passcode.

A replay of the call will be available for 30 days on UDR's website at ir.udr.com.

Full Text of the Earnings Report and Supplemental Data

Internet -- The full text of the earnings report and Supplemental Financial Information will be available on the Company's website at ir.udr.com.

Mail -- For those without Internet access, the third quarter 2016 earnings report and Supplemental Financial Information will be available by mail or fax, on request. To receive a copy, please call UDR Investor Relations at 720-348-7762.

Forward Looking Statements

Certain statements made in this press release may constitute "forward-looking statements." Words such as "expects," "intends," "believes," "anticipates," "plans," "likely," "will," "seeks," "estimates" and variations of such words and similar expressions are intended to identify such forward-looking statements. Forward-looking statements, by their nature, involve estimates, projections, goals, forecasts and assumptions and are subject to risks and uncertainties that could cause actual results or outcomes to differ materially from those expressed in a forward-looking statement, due to a number of factors, which include, but are not limited to, unfavorable changes in the apartment market, changing economic conditions, the impact of inflation/deflation on rental rates and property operating expenses, expectations concerning availability of capital and the stabilization of the capital markets, the impact of competition and competitive pricing, acquisitions, developments and redevelopments not achieving anticipated results, delays in completing developments, redevelopments and lease-ups on schedule, expectations on job growth, home affordability and demand/supply ratio for multifamily housing, expectations concerning development and redevelopment activities, expectations on occupancy levels, expectations concerning the joint ventures with third parties, expectations that automation will help grow net operating income, expectations on annualized net operating income and other risk factors discussed in documents filed by the Company with the Securities and Exchange Commission from time to time, including the Company's Annual Report on Form 10-K and the Company's Quarterly Reports on Form 10-Q. Actual results may differ materially from those described in the forward-looking statements. These forward-looking statements and such risks, uncertainties and other factors speak only as of the date of this press release, and the Company expressly disclaims any obligation or undertaking to update or revise any forward-looking statement contained herein, to reflect any change in the Company's expectations with regard thereto, or any other change in events, conditions or circumstances on which any such statement is based, except to the extent otherwise required under the U.S. securities laws.

About UDR, Inc.

UDR, Inc. (NYSE:UDR), an S&P 500 company, is a leading multifamily real estate investment trust with a demonstrated performance history of delivering superior and dependable returns by successfully managing, buying, selling, developing and redeveloping attractive real estate properties in targeted U.S. markets. As of September 30, 2016, UDR owned or had an ownership position in 51,129 apartment homes including 3,510 homes under development or in preferred equity investments. For over 44 years, UDR has delivered long-term value to shareholders, the best standard of service to residents and the highest quality experience for associates. Additional information can be found on the Company's website at ir.udr.com.